



Initial File #: C00005324910

GOVERNMENT OF THE DISTRICT OF COLUMBIA

DEPARTMENT OF CONSUMER AND REGULATORY AFFAIRS
CORPORATIONS DIVISION

C E R T I F I C A T E

THIS IS TO CERTIFY that all applicable provisions of the District of Columbia Business Organizations Code have been complied with and accordingly, this ***CERTIFICATE OF INCORPORATION*** is hereby issued to:

HOUSEBOOK INC

Effective Date: 1/19/2016

IN WITNESS WHEREOF I have hereunto set my hand and caused the seal of this office to be affixed as of 1/22/2016 11:07 AM

Business and Professional Licensing Administration

PATRICIA E. GRAYS
Superintendent of Corporations
Corporations Division

Muriel Bowser
Mayor

Tracking #: F3oDa4EB